Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change February 12, 2008
Item 3	News Release The news release dated February 12, 2008 was disseminated through Canada Stockwatch
Item 4
Summary of Material Change

Canplats Resources Corporation (the “Company”) announced that it has completed its previously announced bought deal private placement with a syndicate of underwriters led by Canaccord Capital Corporation and including Macquarie Capital Markets Canada Ltd., Bolder Investment Partners and National Bank Financial (collectively, the “Underwriters”) of 6,300,000 units (including 1,800,000 units pursuant to the exercise of the over-allotment option by the Underwriters) at a price of $2.25 per unit for gross proceeds of $14,175,000.  In addition, the Company sold, on a non-brokered private placement basis, an additional 700,000 units for proceeds of $1,575,000.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated February 12, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 12th day of February, 2008.

Not for dissemination in the United States or through U.S. newswires

FOR IMMEDIATE RELEASE February 12, 2008

News Release

Canplats Resources Corporation Announces Completion of
$14,175,000 Bought Deal Financing

Vancouver, BC – February 12, 2008 – Canplats Resources Corporation (CPQ-TSX:V) (“Canplats”) is pleased to announce that it has completed its previously announced bought deal private placement (the “Offering”) with a syndicate of underwriters led by Canaccord Capital Corporation and including Macquarie Capital Markets Canada Ltd., Bolder Investment Partners and National Bank Financial (collectively, the “Underwriters”) of 6,300,000 units (including 1,800,000 units pursuant to the exercise of the over-allotment option by the Underwriters) at a price of $2.25 per unit (each a “Unit” and together, the “Units”) for gross proceeds of $14,175,000.  In addition, Canplats sold, on a non-brokered private placement basis, an additional 700,000 Units for proceeds of $1,575,000.  A Unit consists of one common share (a “Common Share”) and one-half of one common share purchase warrant (a “Warrant”).  Each whole warrant entitles the holder to subscribe for one additional common share at a price of $3.00 for a period of 24 months from February 12, 2008 (the “Closing Date”).

As consideration to the Underwriters, Canplats has paid a commission to the Underwriters of $921,375 representing 6.5% of the proceeds of $14,175,000 raised by the Underwriters and issued 441,000 underwriters’ warrants (the “Underwriters’ Warrants”) representing 7% of the 6,300,000 Units sold by the Underwriters.  Each Underwriters’ Warrant will be exercisable to acquire one common share at $2.25 expiring 24 months after the Closing Date.

The Common Shares, Warrants and Underwriters’ Warrants are subject to a hold period of four months and one day after the Closing Date pursuant to applicable securities laws in Canada.

Canplats intends to use the net proceeds from the Offering to advance its mineral projects in Mexico and for general working capital purposes.

For further information, contact:

Corporate Information

Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604) 484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or solicitation of an offer to sell any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Statement Regarding Forward-Looking Information

All statements, trend analysis and other information contained in this press release relative to markets about anticipated future events or results constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements. Forward-looking statements are based on estimates and opinions of management at the date the statements are made. The Company does not undertake any obligation to update forward-looking statements even if circumstances or management's estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

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